

February 14, 2011

Eric Joffe, President
PDK Energy Inc.
2911 Hilltop Drive
Ann Arbor, MI 48103

    Re: PDK Energy Inc.
             Registration Statement on Form S-1, Amendment 4
             Filed January 28, 2011
             File No. 333-168661

Dear Mr. Joffe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1/A filed January 28, 2011

Risk Factors, page 3

1. We have reviewed your added disclosure in response to comment one from our letter dated January 7, 2011. Later in your filing, please quantify what you mean by a "small amount" of your product.

Use of Proceeds, page 13

2. The next to last paragraph does not appear to agree with the table. If 25% or less is sold in the offering, you will not have net proceeds to allocate to the designated uses. Please revise or advise.

Description of Business, page 24

3. Your response to prior comment 10 indicates that you have deleted references to consultants. However, the July 31, 2010 financial statements, under both "Stock based compensation" on page 48 and in Note 1 under "Stock Based Compensation," on page 62, indicate the anticipated use of consultants. If you have used consultants or have plans to use them, please disclose in this section, as appropriate, the information we requested in prior comment 10.

Results of Operations, page 30

Liquidity and Capital Resources, page 30

4. The dollar amounts associated with your milestones do not agree with the uses of proceeds or the dollar amounts of those uses. For example, no offering proceeds are allocated to ordering drink products, although this milestone is expected to cost $5,000. Also, the use of proceeds section allocates more proceeds to website development ($6,440) and no proceeds to sales activities. Please revise or add disclosure to explain.

5. If you sell only 10 or 25% in the offering, you will not have net proceeds to pay attorneys or accountants. Please revise your last paragraph as appropriate.

Index to Exhibits

6. We reissue prior comment 18.

Notes to the Financial Statements, pages 46 and 60

7. We reissue comment 19 of our letter dated January 7, 2011. Although your supplemental response states that you have "made the changes to the notes," we are unable to locate any disclosure regarding whether you have performed an evaluation of subsequent events and the date through which you evaluated subsequent events. Please disclose in a footnote to the financial statements the date through which subsequent events have been evaluated and state whether that date is the date the financial statements were issued or the date the financial statements were available for issuance pursuant to FASB ASC 855-10-50-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard, at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

/s/ John Reynolds

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services